May 11, 2017

Katie Hinkey

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811- 21720

Dear Ms. Hinkey:

On March 7, 2017, Northern Lights Fund Trust (the “Trust”) filed an amended Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 on Form N-1A on behalf of the Eagle MLP Strategy Fund (the “Fund”), a series of the Trust, for the purpose of registering Class T shares of the Fund.

The Trust has revised the disclosure in its prospectus and Statement of Additional information in response to comments given by you via telephone to Joshua Hinderliter on April 26, 2017, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Prospectus

Fee Table (Summary Prospectus)

1.	Comment: Within footnote 2, please clarify that the adviser will only be able to recoup from the Fund, if such recoupment does not cause the Fund to exceed its expense cap at the time of waiver or at the time of reimbursement, as well as disclosing that recoupment can only be made by the adviser within the three fiscal years following the fiscal year in which the expenses were incurred. (please include in management discussion as well)

Response: The requested revision has been made as follows:

These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of: 1) the expense cap in effect at the time of the waiver; or 2) the expense cap in effect at the time of recapture.. This agreement may be terminated only by the Fund's Board of Trustees, on 60 days written notice to Princeton Fund Advisors, LLC and to Eagle Global Advisors, LLC.

Expense Example (Summary Prospectus)

2.	Comment: Please indicate that the expense example takes into account the expense limit arrangement for each relevant time period.

Response: The disclosure has been revised as follows:

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The Example further assumes that the expense limitation described in the footnotes to the fee table is in effect only until the end of the 1-year period. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

Principal Investment Strategy (Summary Prospectus)

3.	Comment: For the language “The Fund invests in notes of any maturity…”please disclose that this includes junk bonds, as well as explaining what junk bonds are.

Response: The Registrant respectfully declines to revise the existing disclosure. The Registrant further notes that the Fund invests in notes that are rated BBB- or higher by Standard & Poors. The BBB- rating is above non-investment grade.

4.	Comment: Please remove the distribution policy discussion from the principal investment strategy section, as well as removing distribution policy risk from the principal investment risk section.

Response: The requested change has been made.

Principal Investment Risks (Summary Prospectus)

5.	Comment: MLP Tax Risk – Given this risk, please disclose that if the Fund retains an investment until its basis is reduced to 0, subsequent distribution will be taxed to the Fund at ordinary rates. Please also disclose that shareholders may receive a corrected 1099.

Response: The Registrant respectfully declines to revise the existing disclosure.

Performance (Summary Prospectus)

6.	Comment: Please disclose that Class T shares would have substantially similar returns to the other share classes shown because the shares are invested in the same portfolio of securities and that their annual returns will differ only to the extent that the classes do not have the same expenses. Consider adding a footnote if the new class is more expensive that the class shown or if the new class will have lower performance that the class shown.

Response: The following disclosure has been added (in italics):

The bar chart and performance table below show the variability of the Fund’s returns, which is some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing the Fund’s one-year and since inception performance compared with those of a broad measure of market performance. The bar chart shows performance of the Fund’s Class I shares for each calendar year since the Fund's inception. Returns for Class T shares, which are not presented in the bar chart, would vary from the returns for Class I shares to the extent that such classes do not have the same expenses.

7.	Comment: Please update the performance bar graph and confirm the best and worst quarters.

Response: The requested changes have been made.

8.	Comment: Please update the year to date return and the performance table.

Response: The requested changes have been made.

9.	Comment: Because this is a stand-alone prospectus, please remove non-T share classes except for Class I.

Response: The requested changes have been made.

10.	Comment: Please explain why the Alerian MLP Index is considered a broad based index? In addition, please note that Form N-1A only permits narrative information about an index that is not a broad based index.

Response: The narrative regarding the index has been deleted. The Registrant believes that the Alerian MLP Index is an appropriate securities index for the Fund’s strategy as the index reflects the returns of many MLP issuers.

Principal Investment Risk

11.	Comment: Please include junk bond risk.

Response: The Registrant respectfully declines to make the requested change. Please see response to Comment 3.

Advisory Agreement and Fee Waiver

12.	Comment: Please update the dates in this disclosure, and please confirm the fiscal year end for the Fund.

Response: The requested changes have been made.

How Shares are Priced

13.	Comment: Minimal investment is discussed here, but not in the summary prospectus. Please reconcile.

Response: Existing disclosure in the summary prospectus provides that the minimum initial investment in Class T shares of the Fund is $2,500 and any subsequent investment must be at least $100.

14.	Comment: Within the chart, please disclose the amount invested as a percentage of the net amount invested per Item 12(a)(1).

Response: The requested change has been made as follows:

Amount Invested	Sales Charge as a % of Offering Price(1)	Sales Charge as a % of Amount Invested
Less than $249,999	2.50%	2.56%
$250,000 to $499,999.99	2.00%	2.04%
$500,000 to $999,999.99	1.50%	1.52%
$1,000,000 or More	1.00%	1.01%

Frequent Purchases and Redemptions of Fund Shares

15.	Comment: Please define the language “other disruptive trading activities” with more clarity.

Response: The Registrant respectfully declines to make the requested change.

Financial Highlights

16.	Comment: Please disclose here that Class T shares are new and therefore are not reflected.

Response: The disclosure has been revised as follows:

The financial highlights table is intended to help you understand the Fund’s financial performance for the period from September 14, 2012 (commencement of operations) through April 30, 2013 for Class A and Class I, for the period from February 21, 2013 (commencement of operations) through April 30, 2013 for Class C, and for the fiscal years ended April 30, 2014, April 30, 2015, and April 30, 2016 as well as the six-month period ended October 31, 2016. Class T shares are new and therefore information for Class T shares is not reflected in the tables below. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information for the Fund has been derived from the financial statements audited by RSM US LLP, the Fund’s independent registered public accounting firm, whose report, along with the Fund’s financial statements, are included in the Fund’s April 30, 2016 annual report, which is available upon request

17.	Comment: Please update the annual report date here if applicable (please also apply in the SAI).

Response: No change in annual report date is needed at this time.

Statement of Additional Information

Investment Restrictions

18.	Comment: Restriction #5 – please confirm the accuracy of this statement as other disclosure in the registration statement indicates that the Fund may be concentrated in the oil industry.

Response: While the Fund may have investment in oil-related MLPs, it does not concentrate its investment in any one industry. Accordingly, the Registrant believes that the Fund complies with its stated concentration policy.

19.	Comment: Restriction #7(1) – please further explain the language “except as permitted under the 1940 Act.”

Response: The Registrant respectfully declines to make the requested change.

20.	Comment: Restriction #7(1) – please confirm the accuracy of the cross reference in the language “borrowings described in limitation (1) above.”

Response: The reference has been changed to accurately refer back to limitation (2).

Co-Advisers

21.	Comment: Please update the expense limitation date, currently listed at August 31, 2017, for Class T shares.

Response: The disclosure has been revised as follows:

Princeton and Eagle have executed a separate agreement with the Trust pursuant to which the Co-Advisers have agreed to reduce their fees and absorb expenses of the Fund, until at least August 31, 2018, to ensure that total annual fund operating expenses after fee waiver and expense reimbursement, will not exceed 1.65%, 2.40%, 1.40% and 1.65% of average daily net assets attributable to Class A, Class C, Class I and Class T shares, respectively; subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of: 1) the expense cap in effect at the time of the waiver; or 2) the expense cap in effect at the time of recapture.

22.	Comment: Please update the date that the Advisory Agreement was most recently renewed by the Board of the Trust, including by a majority of the Independent Trustees.

Response: The disclosure has been revised as follows:

The Advisory Agreement was most recently renewed by the Board of the Trust, including by a majority of the Independent Trustees, at a meeting held on June 22-23, 2016.

Description of Shares

23.	Comment: Please add Class T shares to the disclosure contained in the second paragraph.

Response: The disclosure has been revised as follows:

Shareholders of the Trust and any other future series of the Trust will vote in the aggregate and not by series except as otherwise required by law or when the Board determines that the matter to be voted upon affects only the interest of the shareholders of a particular series or classes. Matters such as election of Trustees are not subject to separate voting requirements and may be acted upon by shareholders of the Trust voting without regard to series. Class A, and Class C and Class T shares of the Fund each vote separately on matters related to its Plan.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser